Pali Capital, Inc.
650 Fifth Avenue, 6th Floor
New York, New York 10019

October 2, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549
Attention: John Reynolds, Assistant Director

Re:	FMG Acquisition Corp.
Registration Statement on Form S-1
SEC File No. 333-143466

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of FMG Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on October 4, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that (i) between August 16, 2007 and the date hereof, approximately 650 copies of the Preliminary Prospectus dated August 15, 2007 have been distributed as follows: 200 to prospective underwriters and dealers, 400 to institutional investors, 0 to retail investors and 50 to others; (ii) between September 13, 2007 and the date hereof, approximately 650 copies of the Preliminary Prospectus dated September 12, 2007 have been distributed as follows: 200 to prospective underwriters and dealers, 400 to institutional investors, 0 to retail investors and 50 to others; and (iii) between September 28, 2007 and the date hereof, approximately 32 copies of the Preliminary Prospectus dated September 27, 2007 have been distributed as follows: 2 to prospective underwriters and dealers, 30 to institutional investors, 0 to retail investors and 0 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PALI CAPITAL, INC.

By:	/s/ Michael Powell
Name: Michael Powell
Title: Managing Director